Juniper Group, Inc.<?xml:namespace prefix = o ns = "urn:schemas-microsoft-com:office:office" />

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                                                                                                                        March 15, 2010

VIA EDGAR

Rufus Decker, Accounting Branch Chief

Jeffrey Gordon, Staff Accountant

Mail Stop 4631

<?xml:namespace prefix = st1 ns = "urn:schemas-microsoft-com:office:smarttags" />United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:      Juniper Group, Inc.

                        Form 10-K for the year ended December 31, 2008

Form 10-Qs for the Periods Ended March 31, 2009,
June 30, 2009 and September 30, 2009

                        File No. 0-19170

Dear Mr. Decker and Mr. Gordon:

Thank you for your letter of February 1, 2010 which we unfortunately did not initially receive until March 3, 2010.  The following are our answers to your comments, numbered to correspond to your comments.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008

Item 1A-Risk Factors, page 3

Our Company and/or Our Management May be Subject To Fines, Sanctions and/or Penalties of an Indeterminable Nature as a Result of Potential Violations of Federal Securities Laws….page 8

1.        We note your response to comment 1 from our December 15, 2009 letter.  Supplementally, please elaborate on the allegations that were made in May 2007 and address our specific questions regarding the facts surrounding the sale of shares pursuant to the registration statement on Form S-2 and the subsequent sale of restricted securities.

RESPONSE:  The only shares that were issued under the Company’s S-8 registration statements, that we believe were subsequently resold and involved persons who subsequently remitted any monies to the Company are an aggregate of 210,526 shares of common stock issued to Terry S. Klein in April 2004 under the 2004 Consultant Stock Plan for administrative services she had rendered to the Company.  Specifically, on April 26, 2004 and April 30, 2004, the Company issued 131,579 and 78,947 shares of its common stock, respectively to Terry S. Klein, all under the 2004 Consultant Stock Plan and the related S-8 registration statement. We believe that Ms. Klein then subsequently resold her shares although we do not know for sure that she did or when that sale (or sales) may have occurred. At the time of the issuance of the shares to Ms. Klein the Company was in a fairly strong financial position and was engaged in a successful financing pursuant to which it had raised $200,000 during its quarter ended March 31, 2004, $535,000 during its quarter ended June 30, 2004 and $800,000 during its quarter ended September 30, 2004.  In fact, during the six months ended June 30, 2004, the Company’s  cash flow statement, as reported in its Quarterly Report on Form 10-QSB for the  quarter ended June 30, 2004, reflected an increase in cash of $359,341 and cash of $361,444 at the end of the period. However, the cash flow statement for the year ended December 31, 2004 showed a different picture, with only $26,942 in cash at the end of the period.  Nine months after the issuance of the securities, and after a change in the Company’s financial needs, Ms. Klein lent the Company $28,280 to fund the Company’s working capital requirements. These loans were in eighteen (18) various small amounts, as requested by the Company, over the course of the ten months between January and October 2005.  The Company does not believe that there should be any inference taken that these subsequent loans were in any way a quid pro quo for the prior stock issuances, especially given the Company’s financial position at the time of the issuance and  the significant amount of time elapsed between the April 2004 grants and the January to October 2005 loans remittances.

The former employee who made the allegations which resulted in the subject risk factor was Terry S. Klein. Terry Klein made these allegations after her employment with the Company was terminated.  No other former employees or consultants have made similar allegations or engaged in similar conduct.

We acknowledge that the adequacy and accuracy of the disclosure in our filings is our responsibility.  We acknowledge that the staff comments or changes to disclosure do not foreclose the Commission from taking any action with respect to the filings.  We acknowledge that the company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Thank-you for your help in regards to this matter.  If you have any questions regarding the above, please contact me at the office at 516-829-4670.

Sincerely,

JUNIPER GROUP, INC.